SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Report on Important Business Matters

New Investments in facility

KT Corporation’s Board of Directors has resolved on plans for the investment in the following facility.

1. Investment Type		New investment in equipment

2. Investment Details	Investment Amount(Won)	168,000,000,000
	Stockholder’s Equity(Won)	8,892,775,041,347
	Investment as percentage of stockholder’s equity(%)	1.89

3. Purpose of Investment		Construction of an internet data center facility for cost efficiency improvement

4. Investment period		2008 to 2011

5. Date of the board resolution		April 24, 2008

-Attendance of outside director		Present : seven
		Absent : none

-Attendance of audit or (audit committee member)		Present

6. Other matters to be considered in making investment decision:

-Investment amount estimated based on designing and construction costs

-Scheduled to utilize land property of KT for the construction of facility

-Investment amount and period subject to change in accordance to business environment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director